Renaissance Announces Trading on the OTCQB

March 07, 2017, Vancouver, Canada - Renaissance Oil Corp. (“Renaissance” or the “Company”) (TSX-V:ROE) (OTCQB:RNSFF) is pleased to announce that its common shares will commence trading on the OTCQB® Venture Market in the United States under the symbol "RNSFF” on March 8, 2017.

"Admission to the OTCQB market is part of a long-term strategy to introduce the Company to a broader international audience," said Craig Steinke, President and CEO of Renaissance. "This provides us with a trading platform for current and future American investors as well as a means of increasing our international visibility."

The OTCQB Venture Market is for early-stage and developing U.S. and international companies. To be eligible, companies must be current in their financial reporting, pass a minimum bid price test and undergo an annual company verification and management certification process. The OTCQB quality standards provide a strong baseline of transparency, as well as the technology and regulation to improve the information and trading experience for investors.

Renaissance Oil Corp. will continue to trade on the TSX Venture Exchange (TSX-V) under its existing symbol "ROE".

Renaissance is a growing energy company focused on opportunities in Mexico.  For further information please visit our website at www.renaissanceoil.com.

RENAISSANCE OIL CORP.

Per:

Craig Steinke

Chief Executive Officer

For further information contact:

Craig Steinke, Chief Executive Officer

Tel: +1 604-536-3637

Kevin J. Smith, Vice President, Business Development

Tel: +1 403-200-9047

Cautionary Note Regarding Forward-Looking Statements

This news release contains certain “forward-looking statements” within the meaning of Canadian securities legislation, including, without limitation, statements with respect to the expected listing of the Warrants.  Forward-looking statements are statements that are not historical facts which address events, results, outcomes or developments that the Company expects to occur; they are generally, but not always, identified by the words “expects”, “plans”, “anticipates”, “believes”, “intends”, “estimates”, “projects”, “aims”, “potential”, “goal”, “objective”, “prospective”, and similar expressions, or that events or conditions “will”, “would”, “may”, “can”, “could” or “should” occur. Forward-looking statements are based on the beliefs, estimates and opinions of the Company’s management on the date the statements are made and they involve a number of risks and uncertainties. Certain material assumptions regarding such forward-looking statements are discussed in this news release and the Company’s annual and quarterly management’s discussion and analysis filed at www.sedar.com. Except as required by the securities disclosure laws and regulations applicable to the Company, the Company undertakes no obligation to update these forward-looking statements if management’s beliefs, estimates or opinions, or other factors, should change.

Neither the TSXV nor its Regulation Services Provider (as that term is defined in the policies of the TSXV) accepts responsibility for the adequacy or accuracy of this release.